UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                           The DeWolfe Companies, Inc.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock - $.01 Par Value
                          -----------------------------


                                    252115100
                                 --------------
                                 (CUSIP Number)


                             Patrick J. Kinney, Jr.
                       Lynch, Brewer, Hoffman & Sands, LLP
               101 Federal Street, Boston, MA 02110 (617) 951-0800
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 16, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



                               PAGE 1 of 8 PAGES

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                                  SCHEDULE 13D

CUSIP No. 252115100


      1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons

                                 Robert N. Sibcy
          ----------------------------------------------------------------------

      2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)     /  /

          (b)     /  /

      3)  SEC Use Only
                       ---------------------------------------------------------

      4)  Source of Funds (see instructions)              PF
                                             -----------------------------------

      5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

      6)  Citizenship or Place of Organization             USA
                                               ---------------------------------

Number of Shares      7)  Sole Voting Power           115,016
Owned By Each                                       ---------
Reporting With        8)  Shared Voting Power               0
                                                    ---------
                      9)  Sole Dispositive Power      115,016
                                                    ---------
                     10)  Shared Dispositive Power          0
                                                    ---------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                               115,016
          ---------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)     /X/

     13)  Percent of Class Represented by Amount in Row (11)      3.6%
                                                               -----------
     14)  Type of Reporting Person (See Instructions)      IN
                                                        ---------


                               PAGE 2 of 8 PAGES

                                  SCHEDULE 13D

CUSIP No. 252115100


      1) Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons

                                   Pamela D. Sibcy
          ----------------------------------------------------------------------

      2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)     /  /
          (b)     /  /

      3)  SEC Use Only
                        --------------------------------------------------------

      4)  Source of Funds (see instructions)                PF
                                             -----------------------------------

      5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

      6)  Citizenship or Place of Organization              USA
                                                --------------------------------

Number of Shares      7)  Sole Voting Power           185,095
Owned By Each                                       ---------
Reporting With        8)  Shared Voting Power               0
                                                    ---------
                      9)  Sole Dispositive Power      185,095
                                                    ---------
                     10)  Shared Dispositive Power          0
                                                    ---------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  185,095
          ---------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)     /X/

     13)  Percent of Class Represented by Amount in Row (11)      5.7%
                                                              ------------

     14)  Type of Reporting Person (See Instructions)     IN
                                                      ------------



                               PAGE 3 of 8 PAGES

                                 SCHEDULE 13D/A

                                 Amendment No. 1

         The reporting persons listed on the cover pages to this Amendment No. 1 to Schedule 13D hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the rules and regulations thereunder. The reporting persons are making one statement on Schedule 13D/A on behalf of both of them as husband and wife, however, the reporting persons do not affirm the existence of a group. This Amendment No. 1 to Schedule 13D is being made to report certain material changes in the facts set forth on the original statement since it was filed on February 17, 1998 with the Securities and Exchange Commission. Except as noted herein, all terms defined in the original Schedule 13D have the same meaning in this Amendment No. 1.

Item 1.  Security and Issuer.

         No material changes are reported.

Item 2.  Identity and Background.

         This statement is being filed by Robert N. Sibcy, whose business address is 8044 Montgomery Road, Cincinnati, Ohio 45236, and by his wife, Pamela D Sibcy, whose business address is 8044 Montgomery Road, Cincinnati, Ohio 45236 (collectively hereinafter referred to as the "reporting persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit
A. Mr. Sibcy is President and Mrs Sibcy is Vice President of Sibcy Cline Realtors, Inc., a residential real estate brokerage firm, which is headquartered at the same address. Neither of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); and neither of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The reporting persons are both citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Sibcy used personal funds in making his purchases of Common Stock described in this Amendment No. 1. The aggregate amount of funds used by him in making the purchases described in this Amendment No. 1 was $271,062.61.


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Item 4.  Purpose of Transaction.

         No material changes are reported.

Item 5.  Interest in Securities of the Issuer.

         Each of the reporting persons beneficially owns the following securities of the Issuer:

         (1) Mr. Sibcy beneficially owns (excluding the shares beneficially owned by his wife) 115,016 shares of the Common Stock, representing 3.7% of the outstanding shares of the Common Stock.

         (2) Mrs. Sibcy beneficially owns (excluding the shares beneficially owned by her husband) 185,095 shares of the Common Stock, representing 5.7% of the outstanding shares of the Common Stock.

Each of the reporting persons has the sole power to vote or to direct the vote of his or her shares of Common Stock. The reporting persons have no agreement with each other or with any other person with respect to voting of any shares of capital stock of the Issuer. Each of the reporting persons has the sole power to dispose or to direct the disposition of his or her respective shares of Common Stock.

         The following transactions in shares of the Common Stock were effected on behalf of the reporting persons since the most recent filing on Schedule 13D:

         During the period February 18, 1998 to March 18, 1998, Mr. Sibcy acquired an aggregate of 44,000 shares of the Common Stock in private transactions effected through J.C. Bradford & Co., of Cincinnati, Ohio as follows:

                                      Purchased              Cost (Sales Price)
         Trade Date               Number of Shares               Per Share
         ----------               ----------------               ---------

           2/18/98                     30,000                     $6.07
           3/16/98                      6,000                      6.36
           3/18/98                      8,000                      6.34

         The reporting persons do not affirm the existence of a group. The reporting persons collectively have beneficial ownership of 300,111 shares of Common Stock, representing 9.3% of the outstanding shares of Common Stock (based on 3,233,056 shares outstanding at March 18, 1998).


                               PAGE 5 of 8 PAGES

         Except for the acquisition of 44,000 shares of Common Stock described above, no transactions in Common Stock of the Issuer were effected during the past 60 days by either of the reporting persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the two reporting persons (other than in their capacity as husband and wife) or between the reporting persons and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

         (1) Joint Filing Agreement between Robert N. Sibcy and Pamela D. Sibcy



                               PAGE 6 of 8 PAGES

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   March 23, 1998                      /s/ Robert N. Sibcy
                                            -------------------
                                            Robert N. Sibcy



Date:   March 23, 1998                      /s/ Pamela D. Sibcy
                                            -------------------
                                            Pamela D. Sibcy





                               PAGE 7 of 8 PAGES

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT
                             ----------------------


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons-named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.

Dated:   March 23, 1998
                                               /s/ Robert N. Sibcy
                                               -------------------
                                               Robert N. Sibcy



                                               /s/ Pamela D. Sibcy
                                               -------------------
                                               Pamela D. Sibcy


                               PAGE 8 of 8 PAGES